Exhibit 99.1

ReneSola Power Reports Third Quarter 2021 Financial Results and
Responds to Misleading Short Report

-- Revenue of $15.5 million, up 59% y/y

-- Sixth consecutive quarter of profitability

Stamford, CT, December 7, 2021 – ReneSola Ltd (“ReneSola Power” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced its unaudited financial results for the third quarter ended September 30, 2021. ReneSola Power’s third quarter 2021 financial results and management commentary can be found by accessing the Company's shareholder letter on the quarterly results page of the Investor Relations section of ReneSola Power's website at: http://ir.renesolapower.com.

ReneSola Power will hold a conference call today to discuss results. During the conference call, the Company will respond to the false and misleading report published last week by an obscure short-selling firm.

Conference Call Details

ReneSola Power will hold a conference call today, December 7, 2021 at 4:30 p.m. U.S. Eastern Time (5:30 a.m. China Standard Time on December 8, 2021) to discuss financial results.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/1598668

A replay of the conference call may be accessed by phone at the following numbers until December 13, 2021. To access the replay, please reference the conference ID 1598668.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 8009-63117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

A webcast of the conference call will be available on the ReneSola Power website at http://ir.renesolapower.com.

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

For investor and media inquiries, please contact:

In the United States:

ReneSola Power

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Gary Dvorchak, CFA

+1 (323) 240-5796

gary@blueshirtgroup.com

In China:

ReneSola Power

Ms. Ella Li

+86 (21) 6280-9881x 8004

ir@renesolapower.com